STATEMENT OF FINANCIAL
CONDITION

N.A. Investcorp LLC
Year Ended June 30, 2024
With Report of
Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66812

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: N.A. Investcorp LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

280 Park Avenue, 36th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sami Qasimi	917-545-5051	sqasimi@investcorp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young - Middle East
(Name – if individual, state last, first, and middle name)

Bahrain World Trade Centre, PO Box 140	Manama	Bahrain	
(Address)	(City)	(State)	(Zip Code)

April 6, 2021	6766
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sami Qasimi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of N.A. Investcorp LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CAITLYN ELINOFF
Notary Public - State of New York
NO. 01EL0026040
Qualified in New York County
My Commission Expires Jun 20, 2028

Signature: DocuSigned by: Sami Qasimi 490C8E31C5614F8...

Title: Chief Compliance Officer

Caitlyn Elinoff 8/28/24
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2024

Contents

Ernst & Young - Middle East
P O Box 140
10th Floor, East Tower
Bahrain World Trade Centre
Manama
Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
C.R. No. 29977-1

Report of Independent Registered Public Accounting Firm
To the Member and Management of N.A. Investcorp LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the Company) as of June 30, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2013.



Ernst & Young

28 August 2024
Manama, Kingdom of Bahrain

N.A. INVESTCORP LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

		2024
ASSETS		
Cash and cash equivalents	$	1,278,315
Due from an affiliate		272,248
Total assets	**$**	**1,550,563**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$	69,620
Member's equity		1,480,943
Total liabilities and member's equity	**$**	**1,550,563**

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

1. INCORPORATION AND ACTIVITIES

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The Parent is an indirect wholly owned subsidiary of Investcorp Holdings B.S.C. (closed) ("Holdings"), a holding company incorporated in the Kingdom of Bahrain. The ultimate parent of Holdings is SIPCO Holdings Limited incorporated in the Cayman Islands. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company had no obligations under Rule 15c3-3 of the Securities Exchange Act of 1934 at June 30, 2024.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition is expressed in US Dollars ($) and is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers highly liquid investments, with original maturities of 90 days or less that are not held for sale in the ordinary course of business, to be cash equivalents. The Company's cash and cash equivalents, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, due from an affiliate and accounts payable approximate fair value because of their short-term maturities.

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

As a limited liability company, the Company is not subject to State or Federal income taxes. Such taxes accrue to the Member and, accordingly, have not been recognized in the statement of financial condition.

Going Concern

Management has made an assessment of the Company's ability to continue as a going concern and is satisfied that it has sufficient resources to continue in business for the foreseeable future. Furthermore, management is not aware of any conditions and events that may raise substantial doubt upon the Company's ability to continue as a going concern. Therefore, the statement of financial condition continues to be prepared on the going concern basis.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from these estimates.

3. RELATED PARTY BALANCES

Due from an affiliate

As of June 30, 2024, the Company maintained a balance with the Holdings, amounting to $272,248. The balance may be withdrawn on demand.

4. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At June 30, 2024, the Company had regulatory net capital of $1,208,695 which exceeded the requirement of $5,000 by $1,203,695. The Company's ratio of aggregate indebtedness to regulatory net capital was 5.76% at June 30, 2024.

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

5. RECENT ACCOUNTING PRONOUNCEMENTS

In November 2023, the Financial Accounting Standards Board (the "FASB") issued ASU No. 2023-07, Segment Reporting ("ASC 280"). The FASB issued this guidance to address investor requests for more information about public entity's financial performance at the segment level. The guidance clarifies that public entities with a single reportable segment are also required to provide the new disclosures and all the disclosures historically required under ASC 280. This ASU is effective for public entities including those with a single reportable segment, for annual disclosures in fiscal years beginning after 15 December 2023, and interim periods within fiscal years beginning after 15 December 2024. The adoption of ASU No. 2023-07 will not have a material impact on the Company's financial statements.

6. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the issuance date of the statement of financial condition. Management has determined that there are no material events that would require disclosure in the Company's statement of financial condition or the notes thereto.

Building a better working world

Ernst & Young - Middle East
P O Box 140
10th Floor, East Tower
Bahrain World Trade Centre
Manama
Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
C.R. No. 29977-1

Report of Independent Registered Public Accounting Firm

The Member and Management of N.A. Investcorp LLC

We have reviewed management's statements, included in the accompanying N.A Investcorp LLC's Exemption Report in which N.A Investcorp LLC (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended June 30, 2024 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.



Ernst + Young

28 August 2024
Manama, Kingdom of Bahrain

N. A. Investcorp LLC

INVESTCORP

280 Park Avenue, 36th Floor
New York, NY 10017
Tel: 917-332-5700
Fax: 917-332-5776

N.A. Investcorp LLC's Exemption Report

N.A. Investcorp LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal ended June 30, 2024 without exception.

N.A. Investcorp LLC

I, Sami Qasimi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
By: Sami Qasimi
490C8E31C5614F8...
Title: COO, CCO

Date: Aug-28-2024 | 11:52 EDT

Ernst & Young - Middle East
P O Box 140
10th Floor, East Tower
Bahrain World Trade Centre
Manama
Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
C.R. No. 29977-1

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of N.A. Investcorp LLC :

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. Management of N.A. Investcorp LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from management's wire confirmation.

    No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended June 30, 2024 with the total revenue amounts reported in Form SIPC-7 for the year-ended June 30, 2024.

    No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments .

    Not applicable as there were no adjustments reported in Form SIPC-7.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

1



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, any differences when performing procedures over the accompanying Form SIPC-7 that are less than $1, due to the SIPC online portal rounding down to the nearest dollar, were considered minor and were not included in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young

Manama, Kingdom of Bahrain
28 August, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
N A INVESTCORP LLC	8-66812

For the fiscal period beginning 7/1/2023 and ending 6/30/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 7,862,956.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 7,862,956.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 7,862,956.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 11,794.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 7,954.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 7,954.00		
d	Add lines 11a through 11c		$ 7,954.00	
12	**LESSER** of line 10 or 11d.			$ 7,954.00
13 a	Amount from line 8		$ 11,794.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 7,954.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 3,840.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 3,840.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-66812	DEA: FINRA	2024	Jun

MEMBER NAME N A INVESTCORP LLC
MAILING ADDRESS ATTN: COMPLIANCE DEPT
280 PARK AVE 39TH FLR
NEW YORK, NY 10017

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

N A INVESTCORP LLC	SAMI QASIMI
(Name of SIPC Member)	(Authorized Signatory)
8/27/2024	sqasimi@investcorp.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.